CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2003

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the following documents : (1) a press release in connection with the release of the Company’s annual results for the year ended August 31, 2003; and (2) a press announcement dated November 24, 2003 containing the Company’s annual results for the year ended August 31, 2003 and a notice of annual general meeting.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Corinna Sio Title: Finance Director

Dated: November 24, 2003

For immediate release

CTI Reports 2003 Annual Results

Record Highest Ever Earnings in Two Consecutive Years

Despite Intense Market Competition

•	Group turnover grew 13% to HK$1,299 million despite intense market competition

•	Profit attributable to shareholders increased 183% to HK$258 million from HK$91 million of the last corresponding period

•	The Group’s gross margin continually increased to 75% from 60% of the last corresponding period; while its gross profit rose 41% to HK$976 million from HK$692 million of the last corresponding period

•	The Group recommends a final dividend of HK cents 7.5, amounting to a total of HK cents 12.5 in this financial year

•	IDD business:

•	Operating profit was HK$338 million, a rise of 52% from $223 million in the year before

•	FTNS (Fixed Telecom Network Services) business:

•	The revenue of FTNS business grew 75% to HK$423 million

•	The number of subscribers recorded significant growth:

•	The subscriber base surged over fivefold to reach 138,000 from just 21,000 last year in the residential sector; while the business also was making forays into the commercial sector, having successfully installed 8,000 commercial fixed lines

•	While we are making big progress in the residential market, we also maintain a fair presence in broadband service, with 164,000 residential and 8,000 corporate customers in number, enjoying 26% and 33% growth respectively

•	The business achieves a positive EBITDA of $78 million

•	The business accounted for 33% of total group turnover and became a major business and revenue generator of the Group

Hong Kong, November 24, 2003 – City Telecom (HK) Limited (“The Group”) today announced the annual results for the financial year ended 31st August, 2003. During the period under review, the Group’s core business achieved impressive growth due to aggressive marketing strategies and cost efficiency. Despite the intensely competitive market, the Group achieved record level profit for the second year in a row.

The Group turnover was HK$1,299 million, representing an increase of 13% from HK$1,150 million of year 2002,. Following the record HK$91 million profit made in year 2002, our profit attributable to shareholders leaped 183% to HK$258 million, bringing the Group’s profitability level to impressive new heights. Cash on hand and bank deposits totaled HK$447 million as of 31st August 2003.

Earnings per share was HK cents 46.7 (HK cents 18.4 in 2002). The board of directors has recommended a final dividend of HK cents 7.5, amounting to a total of HK cents 12.5 in the financial year under review.

Ricky Wong, chairman of City Telecom (H.K.) Limited said, “In retrospect, last year’s telecommunications market remained highly competitive. Thanks to the significant operating efficiency and cost controls, the Group enjoyed impressive performance. While IDD business was growing steadily, the FTNS business witnessed faster pace of development and entered the harvest stage, which became another reliable revenue stream of the Group. Looking into the future, we shall put more focus to further expand FTNS business, hoping to diversify our quality service offerings to bring more revenue, and to enhance the Group’s core business development in a more balanced act.”

Fixed Telecom Network Services

Last year saw the FTNS business firmly established itself as a major business not only for the group but also from the market’s point of view. The business accounted for 33% of total group turnover from 21% of the last corresponding period and became a major business and revenue generator of the Group.

During the period under review, fixed telecom network service has shown major turnover increase of 75% to reach HK$423 million from HK$241 million last year. For EBITDA level, the business recorded a profit of HK$78 million this year. As a result of the outstanding performance, the operating loss of FTNS business was sharply narrowed to HK$63 million this year from HK$122 million of the last corresponding period.

Spurred by our aggressive marketing strategy, new fixed network customers have recorded significant growth in the residential sector and quickly reached 138,000 by August from 21,000 of the last corresponding period, representing an increase over 5 times, while it reached 165,000 currently. Our broadband service had residential customers amounted to 164,000 in number, enjoying a 26% growth from 130,000 last year. While we are making big progress in the residential market, we also maintain a fair presence in the corporate sector, with a 33% increase of broadband customers from 6,000 last year to 8,000 this year. The Group also started to enter the corporate fixed line market with 8,000 lines.

The Group has largely completed the network infrastructure and achieved the goal set last year of extending it to 1.2 million homepass and 550 commercial buildings.

In order to propel our development in telecommunications services to provide comprehensive and all-rounded services, one of major initiatives for our FTNS services has been to build our own fibre backbone with the aim of boosting service quality and capacity, a condition necessary to fix our cost structure. More importantly, with our own high quality fibre network, the Group will gain high technological superiority and capacity to provide broadband, voice and pay TV concurrently to cater for growing market demands. This strategy will help create new sources of revenue, in addition to share costs, for the Group.

International Telecom Services

Our IDD business achieved stable growth this year in IDD business. Faced with a highly competitive environment where there were continually new market entrants, as well as existing players, who adopted an aggressive pricing strategy, we maintained our average tariff for the year at a level comparable to that of last year, keeping in line with the interest of maximizing profit for our shareholders.

The turnover of IDD business dipped 4% to HK$876 million from HK$909 million last year. On the strength of successful pricing strategy and overall cost control measures, gross profit margin rose sharply. Also, operating profit were recorded at HK$338 million this year including a HK$84 million USC rebate, representing a robust growth of 52% as compared with HK$223 million last year. Excluding the rebate, the operating profit increased 14% to HK$254 million.

However, we will closely monitor the situation in the coming year and if necessary will adjust our pricing policy to protect and enhance our market share.

Prospects

Our business looks as bright as ever. Our confidence is derived from our secured position in the IDD market plus our strong growth in the FTNS market, giving us two, not one, reliable revenue streams. In addition, we have adopted cost control measures to ensure efficient use of resources. The past year also has seen us breaking yet another record of profits and impressive profit margin, which is testament to the efficiency of running the business.

The expected completion of our fibre network in December 2004 will also give us a strong platform to launch a host of new services to generate additional revenue. Looking ahead, we shall have two major tasks: firstly, putting focus on developing pay TV and secondly, looking into 3G mobile services based upon our existing IP network platform and wide customer base. It is our mission to make entry into the mobile market to become an integrated telecommunications services provider once the licenses currently hold by other operators are expired.

Mr. Wong is fully confident with the future prospect of the group. “No matter it is IDD, broadband Internet or fixed line service, our services have long been successful and enjoyed market recognition. Our Group has taken on new businesses, moving on from fixed line to mobile; from telecommunications to TV. It is our hope to become an integrated telecommunications services provider, and marching towards the position of “Dominant Player”, he concluded.

- end -

Note to Editors:

Established in 1992, City Telecom (H.K.) Limited provides comprehensive, integrated telecommunication services in Hong Kong and various overseas markets. In addition to IDD, the Group’s core business, the Group has obtained both the wireless and wireline-based fixed telecom network service license, for the provision of broadband Internet access, local telephony and pay-TV services. The Group was listed on the Stock Exchange of Hong Kong (Stock Code : 1137) in August 1997 with an ADR Listing on the NASDAQ National Market (Ticker Symbol : CTEL) in the USA in November 1999. The Group’s key companies are City Telecom (H.K.) Limited and Hong Kong Broadband Network Limited. Apart from the headquarter in Hong Kong, the Group established branch offices in Guangzhou and Canada as well. For details, please visit www.ctihk.com.

For media enquiries, please contact:

Corporate Communications

Jessie Cheng

Tel: (852) 3145 4118

Fax: (852) 2199 8372

Email: chengcm@ctihk.com

Investor Relations

Corinna Sio

Tel: (852) 3145 6068

Fax: (852) 3145 6706

Email: corinna@ctihk.com

ANNUAL RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31ST AUGUST 2003

[GRAPHIC APPEARS HERE]	HIGHLIGHTS
• The second year in a row where the Group achieved record level profit of HK$258 million (2002: HK$91 million)

• Group’s turnover grew by 13% to HK$1.3 billion

• Gross profit margin leaped from 60% to 75% with gross profit of HK$976 million (2002: HK$692 million)

• Strong sales growth in Fixed Telecommunications Network Services, by 75% and began to return to a positive EBITDA of HK$78 million (2002: loss of HK$29 million)

• Become a formidable market player in the fixed line segment by reaching a customer base of 160,000 residential lines, currently

• Full-fledged construction was commenced for our fibre backbone network since January 2003 and targeted to complete by the end of 2004

CITY TELECOM (H.K.) LIMITED

The Board of Directors of City Telecom (H.K.) Limited (the “Company”) is pleased to announce the audited consolidated results of the Company and its subsidiaries (the “Group”) for the year ended 31st August 2003 together with the comparative figures for the previous year as follows:

			Year ended 31st August
	Note		2003 HK$’000		2002 HK$’000

Turnover	1			1,298,909		1,150,200
Cost of services provided	2			(322,753)		(457,963)

Gross profit				976,156		692,237
Other revenues	1			7,536		11,880
Other operating expenses	3			(704,796)		(603,152)
Loss on disposal of a subsidiary	1	(c)		(2,695)		—

Operating profit	4			276,201		100,965
Finance costs	5			(601)		(3,504)

Profit before taxation				275,600		97,461
Taxation	6			(17,778)		(14,566)

Profit after taxation				257,822		82,895
Minority interests				—		8,234

Profit attributable to shareholders				257,822		91,129

Dividends	7
– Interim, paid				30,234		—
– Final, proposed				45,372		—

				75,606		—

Basic earnings per share	8		HK$	46.7 cents	HK$	18.4 cents

Diluted earnings per share	8		HK$	41.9 cents	HK$	16.1 cents

1. Turnover, revenues and segmental information

The Group is principally engaged in the provision of international telecommunications services to customers in Hong Kong, Japan and Canada, and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2003 HK$’000	2002 HK$’000
Turnover
International telecommunications services	875,802	908,981
Fixed telecommunications network services	423,107	241,219

	1,298,909	1,150,200

Other revenues
Interest income	3,163	10,870
Other income	4,373	1,010

	7,536	11,880

Total revenues	1,306,445	1,162,080

(a) Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications – provision of international long distance calls services.
–	Fixed telecommunications network – provision of dial up and broadband internet access services and local telephony services.

	International telecommuni- cations services HK$’000	2003 Fixed telecommuni- cations network services HK$’000	Group HK$’000
Revenue	875,802	423,107	1,298,909

Segment results	340,523	(61,627)	278,896

Loss on disposal of a subsidiary			(2,695)
Finance costs			(601)

Profit before taxation			275,600
Taxation			(17,778)

Profit after taxation			257,822
Minority interests			—

Profit attributable to shareholders			257,822

	International telecommunications services HK$’000	2002 Fixed telecommuni- cations network services HK$’000	Group HK$’000
Revenue	908,981	241,219	1,150,200

Segment results	222,651	(121,686)	100,965

Finance costs			(3,504)

Profit before taxation			97,461
Taxation			(14,566)

Profit after taxation			82,895
Minority interests			8,234

Profit attributable to shareholders			91,129

(b) Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in three main geographical areas:

–	Hong Kong – international telecommunications and fixed telecommunications network services.
–	Japan – international telecommunications services.
–	Canada – international telecommunications and fixed telecommunications network services.

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers.

	Turnover		Segment results
	2003 HK$’000	2002 HK$’000	2003 HK$’000	2002 HK$’000
Hong Kong	1,263,160	1,107,987	275,126	98,687
Japan	7,790	8,386	269	(135)
Canada	27,959	33,827	3,501	2,413

	1,298,909	1,150,200	278,896	100,965

Loss on disposal of a subsidiary			(2,695)	—

Operating profit			276,201	100,965

(c) In the current year, the Group’s operation in Japan was discontinued following the disposal of its subsidiary operating in Japan to a company wholly-owned by a relative of a director of the subsidiary. The disposal resulted in a loss of HK$2,695,000. The revenue and operating profit up to the date of disposal relating to the Japanese segment are disclosed above and are included in the international telecommunications services reporting segment.

2. Cost of services provided

The Group estimates the Universal Services Contribution (“USC”) payable to PCCW-HKT Telephone Limited (“PCCW”) to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the cost of its services. The Office of the Telecommunications Authority (the “OFTA”) periodically reviews the actual costs of such developments and revises the amounts owed to PCCW or to be refunded by it to the USC contributing parties.

On 30th November 2002 and 20th October 2003, the OFTA issued a statement on the USC which confirmed the actual USC payable by USC contributing parties for the calendar year 2000 and calendar year 2001 respectively. As a result of that, the Group is entitled to a refund of USC of HK$84,119,000 included HK$3 million payable by PCCW to the Group. The total refund has been set off against the cost of services of the Group in the current year.

A total of HK$16,212,130 represented the estimated refund of the USC paid for the period from 1st January 2002 to 30th June 2002 on a provisional basis was received by the Group in advance from PCCW on 8th March 2003. This amount is still subject to confirmation of OFTA and has been included in other payables and accrued charges in the Group’s and the Company’s balance sheets as at 31st August 2003.

3. Other operating expenses

	2003 HK$’000	2002 HK$’000
Advertising and marketing expenses	182,471	168,441
Amortisation of goodwill	1,065	1,065
Depreciation	174,955	128,290
Equipment rental	100	5,141
Loss on disposal of fixed assets	427	2,414
Office rental and utilities	19,792	19,474
Provision for doubtful debts	17,685	10,277
Staff costs (including directors’ emoluments)	220,350	196,158
Others	87,951	71,892

	704,796	603,152

4. Operating profit

The operating profit is stated after crediting and charging the following:

	2003 HK$’000	2002 HK$’000
Crediting
Net exchange gains	1,291	—

Charging
Amortisation of goodwill	1,065	1,065
Auditors’ remuneration	1,288	1,261
Depreciation of owned fixed assets	173,619	124,563
Depreciation of fixed assets held under finance leases	1,336	3,727
Loss on disposal of fixed assets	427	2,414
Net exchange losses	—	508
Operating lease charges in respect of land and buildings	6,481	11,486
Operating lease charges in respect of computer equipment	100	5,141
Provisions for doubtful debts	17,685	10,277
Research and development costs	2,622	2,166

Staff costs (including directors’ emoluments)	236,653	218,144
Less: staff costs capitalised as fixed assets	(16,303)	(21,986)

	220,350	196,158

5. Finance costs

	2003 HK$’000	2002 HK$’000
Interest on bank overdrafts	210	235
Interest element of finance leases	42	225
Interest paid to a minority shareholder	—	846
Interest paid to third parties	349	2,198

	601	3,504

6. Taxation

The amount of taxation charged to the consolidated profit and loss account represents:

	2003 HK$’000	2002 HK$’000
Hong Kong profits tax
– current (Note (a))	15,300	18,000
– overprovisions in prior years	—	(10,665)
– deferred taxation	—	9,515
Overseas taxation
– current (Note (b))	2,478	116
– overprovisions in prior years	—	(2,400)

	17,778	14,566

(a)	Hong Kong profits tax has been provided at the rate of 17.5% (2002: 16%) on the estimated assessable profit for the year.

(b)	Taxation on overseas profits has been calculated on the estimated assessable profits for the year at the rates of taxation prevailing in the overseas countries in which the Group operates.

As at 31st August 2003, potential deferred taxation assets/(liabilities) for the year have not been recognised/(provided) in respect of the following:

	2003 HK$’000	2002 HK$’000
Accelerated depreciation allowances	(10,235)	(31,878)
Tax losses	(21,700)	34,721

	(31,935)	2,843

7. Dividends

	2003 HK$’000	2002 HK$’000
Interim, paid, of HK$0.05 (2002: Nil) per ordinary share	30,234	—
Final, proposed, of HK$0.075 (2002: Nil) per ordinary share	45,372	—

	75,606	—

At a board meeting held on 24th November 2003 the directors proposed a final dividend of HK$0.075 per ordinary share for the year ended 31st August 2003. This dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31st August 2004.

8. Earnings per share

	2003 HK$’000		2002 HK$’000
Profit attributable to shareholders		257,822		91,129

	No of shares in thousand		No of shares in thousand
Weighted average number of shares in issue		552,600		495,181
Incremental shares from assumed exercise of share options		7,112		11,219
Incremental shares from assumed exercise of warrants		55,390		59,489

Diluted weighted average number of shares		615,102		565,889

Basic earnings per share	HK$	46.7 cents	HK$	18.4 cents
Diluted earnings per share	HK$	41.9 cents	HK$	16.1 cents

9. Reserves

	Share premium HK$’000	Warrant reserve HK$’000	Group Retained profits HK$’000	Exchange reserve HK$’000	Total reserves HK$’000
At 1st September 2001	569,180	—	187,261	(242)	756,199
Issue of warrants	—	10,815	—	—	10,815
Expenses in connection with issue of new warrants	—	(1,058)	—	—	(1,058)
Profit attributable to shareholders	—	—	91,129	—	91,129
Exercise of warrants	—	(668)	—	—	(668)
Premium on shares issued upon exercise of share options	790	—	—	—	790
Premium on shares issued upon exercise of warrants	2,686	—	—	—	2,686
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	204	204

At 31st August 2002	572,656	9,089	278,390	(38)	860,097

At 1st September 2002	572,656	9,089	278,390	(38)	860,097
2003 interim dividends paid	—	—	(30,234)	—	(30,234)
Profit attributable to shareholders	—	—	257,822	—	257,822
Exercise of warrants	—	(8,231)	—	—	(8,231)
Premium on shares issued upon exercise of share options	10,106	—	—	—	10,106
Premium on shares issued upon exercise of warrants	33,124	—	—	—	33,124
Exchange reserve realised upon disposal of a subsidiary	—	—	—	1,469	1,469
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(200)	(200)

At 31st August 2003	615,886	858	505,978	1,231	1,123,953

PROPOSED FINAL DIVIDEND

The directors have recommended a proposed final dividend of HK$0.075 (2002: Nil) per ordinary share to shareholders whose names appear on the register of members of the Company on 23rd December 2003. The proposed final dividend together with the interim dividend paid will amount to total dividends of HK$0.125 per ordinary share for the year ended 31st August 2003. Subject to the approval of the shareholders at the 2003 Annual General Meeting, the final dividend will be paid on or about 9th January 2004.

FINANCIAL REVIEW

Following the record HK$91 million profit made in year 2002, our net profit attributable to shareholders this year leaped another 183% to reach HK$258 million, bringing the Group’s profitability level to impressive new heights.

The strong profitability was backed by a healthy sales growth of 13% from HK$1,150 million to HK$1,299 million, spurred by a significant growth of Fixed Telecom Network Services (FTNS) business and despite a slight revenue drop in our IDD business.

With the rising revenue contribution from the FTNS business, which commands a higher gross profit ratio than IDD business, our gross profit improved significantly from HK$692 million in last year to HK$976 million in this year, while the gross margin was 60% compared to 75%. The low IDD traffic costs and the HK$84 million USC rebate also contributed to the strong gross profit this year.

For our FTNS, not only had its revenue grown 75% to HK$423 million from HK$241 million but it has also begun to return a positive EBITDA of HK$78 million. With its strong sales growth, the business became a major business and revenue generator of the Group which accounted for 33% of total group turnover. As a result of our successful cost control, operating costs of FTNS rose much slower than revenue growth, at 32% compared to 75% growth in revenue. This directly contributed to the positive EBITDA as well as a reduction of the operating loss, from HK$122 million in 2002 to HK$62 million this year.

The IDD market was still highly competitive. Faced with new market entrants and existing players who adopted aggressive pricing strategy, we maintained our pricing level with an objective to protect our bottomline. This affected our turnover slightly as sales slipped 4% from HK$909 million to HK$876 million. Yet, our profit margin was improved as a result of our pricing strategy and overall cost control measures. Operating profit for IDD business was HK$338 million, a rise of 52% from HK$223 million in the year before.

LIQUIDITY AND CAPITAL RESOURCES

As of 31st August 2003, the Group had cash and bank balances of approximately HK$447 million and outstanding borrowing of HK$18 million. Capital expenditure was HK$250 million during the year, of which HK$229 million was invested in building the fixed telecom network in Hong Kong and HK$21 million was spent to maintain the international telecom facilities.

EXCHANGE RATES

During the reporting year, the Group was not affected to any significant extent by fluctuations in exchange rates.

CONTINGENT LIABILITIES

As at 31st August 2003, the Group had contingent liabilities in respect of guarantees provided to suppliers of HK$7,812,000 (2002: Nil) and guarantees in lieu of utility deposits of HK$3,622,000 (2002: Nil).

BUSINESS REVIEW

Fixed Telecom Network Services

Last year saw the FTNS business firmly establish itself as a major business not only for the Group but also from the market’s point of view. Our FTNS network now spans 3,000 residential and 550 commercial buildings with 1.2 million homepass, majority of them can receive both broadband services and telephony services.

Our fixed line business has recorded a significant growth with subscriber base quickly reached 160,000 lines currently in the residential sector with strong momentum to continue the growth. Our broadband service has well developed into a stable business following rapid growth in previous years and currently had customers amounted to 170,000 in number. We also maintain a fair presence in the corporate sector with 8,000 lines and 8,000 customers for our fixed line service and broadband service respectively. Continue growth is expected to see in coming years.

One of our major initiatives for our FTNS services has been to build our own fibre backbone. Real progress has been made on this front during the past 12 months and the whole network is expected to complete by end of December 2004. With our own high quality fibre network, we will have at our deploy high technological superiority and capacity to provide a suite of new services, such as online TV, to cater for growing market demands.

International Telecom Services

Our IDD business continued to operate in a highly competitive environment. On the strength of our service quality and brand reputation, we maintained our average tariff for the year at a level comparable to that of last year. To our relief, this has only affected our traffic volume to a small degree by dipping 3% from 916 million to 888 million minutes. However, greater profit margin and profit were recorded.

In coming years, the management is confident that we will continue to obtain traffic capacity at very favorable terms, giving us room of pricing adjustment to protect and enhance our market share, without affecting our profit in a material way.

In terms of traffic routes, China is still our number 1 route which accounted for 65% of our total traffic. The second and third most popular routes remained to be U.S. and Canada.

PROSPECTS

Our business looks as bright as ever. Our confidence is derived from our strong growth in the FTNS market plus our secured position in the IDD market, giving us two, not one, reliable revenue streams. The past year also has seen us breaking yet another record of profits and impressive profit margin in the IDD business, which is testament to the efficiency of our running the business. The expected completion of our fibre network in December 2004 will also give us a strong platform to launch a host of new services to generate additional revenue.

These feats have given us room to focus more on our market share next year. Our dedication to profit in the IDD business this year has caused us to lose some sales to our competitors. Although small scale and immaterial, we do have plans to safeguard our market share and our leading and profitable position in the market will give us great advantages in achieving this.

We expect FTNS will continue to grow having witnessed strong customer increase and a positive EBITDA this year. As we enlarge our customer base, our revenue will rise and we are confident that the operating loss in this business will shrink in the year ahead.

Impeccable service, broad product offerings, strong technological platform are all ingredients to our success. The Group will continue to leverage on these strengths to bring the best to our customers, and by doing so, generate higher revenue and create more profits to our shareholders.

EMPLOYEE RELATIONS

As at 31st August, 2003 the Group had approximately 2,700 permanent full time employees, of which 1,300 were located in Hong Kong and 1,400 were located in Guangzhou. The total staff related cost was approximately HK$220 million for the year under review. The Group offers remuneration package consisting of basic salary, bonus and other benefits. Bonus payment is discretionary and dependent on performance of both the Group and individual staff. In addition to the comprehensive medical and life insurance coverage, the Group provides share option as well as competitive retirement benefits.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the year.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) during the accounting year under review.

OTHER DISCLOSURE

Apart from the above, other areas which are required to be discussed under the requirements of paragraph 45(4)(b)(ii) of Appendix 16 of the Listing Rules, either have no material changes from the information disclosed in the annual report of the Group for the year ended 31st August 2002 or are considered not significant to the Group’s operations. Therefore, no additional disclosure has been made in this announcement.

PUBLICATION OF DETAILED ANNUAL RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

A detailed annual results containing the information required by paragraph 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By Order of the Board

Eva Leung

Company Secretary

Hong Kong, 24th November 2003

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting of the Company will be held at Tang Room I, 3rd Floor, Sheraton Hong Kong Hotel & Towers, 20 Nathan Road, Kowloon, Hong Kong on 23rd December 2003 at 11:00 a.m. for the following purposes:

1.	To receive and consider the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31st August 2003;

2.	To declare a final dividend;

3.	To re-elect Dr Chan Kin Man as a director and to fix his remuneration;

4.	To re-appoint auditors and to authorise the board of directors to fix their remuneration; and

5.	As special business, to consider and, if thought fit, pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

I.  “THAT:

(a) subject to paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue or deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as defined below), (ii) the exercise of the rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company and from time to time outstanding, (iii) any share option scheme(s) or similar arrangement for the time being adopted for the grant or issue to eligible participants of rights to acquire shares of the Company, or (iv) any shares allotted in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval be limited accordingly; and

(d) for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares of the Company open for a period fixed by the directors of the Company to holders of shares of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or any territory outside, Hong Kong).”

II. “THAT:

(a) subject to paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase its own shares and warrants to subscribe for or purchase shares (or other relevant class of securities), subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company and the aggregate warrants to be purchased by the Company pursuant to the approval in paragraph (a) above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company and 10 per cent. of the warrants of the Company respectively, in each case in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

III. “THAT, subject to the passing of resolutions No. 5(I) and 5(II) above, the authority granted to the directors of the Company pursuant to resolution No. 5(I) above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the number of securities repurchased by the Company under the authority granted pursuant to resolution No. 5(II), provided that such number of securities so repurchased shall not be equivalent to more than 10 per cent. of the aggregate nominal amount of the issued share capital of the Company as at the date of passing this resolution.”

6. To transact any other business.

By Order of the Board

Eva Leung

Company Secretary

Hong Kong, 24th November 2003

Registered office

13th-16th Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

Notes:

1.	The register of members of the Company will be closed from 18th December 2003 (Thursday) to 23rd December 2003 (Tuesday), both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s Registrars of Hong Kong shares and warrants, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong not later than 4:00 p.m. on 17th December 2003 (Wednesday).

2.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

4.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s Share Registrars of Hong Kong shares and warrants, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.